シャーマン アンド スターリング外国法事務弁護士事務所

SHEARMAN & STERLING LLP

FAX: (81 3) 5251-1602
WWW.SHEARMAN.COM

FUKOKU SEIMEI BUILDING, 5TH FLOOR
2-2-2 UCHISAIWAICHO, CHIYODA-KU
TOKYO 100-0011

TEL: 81-3-5251-1601

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WRITER'S DIRECT NUMBER:
81-3-5251-0232

August 5, 2005

Rule 12g3-2(b) File No. 82-01132

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Fuji Heavy Industries Ltd.
<u>Rule 12g3-2(b) File No. 82-01132</u>

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Fuji Heavy Industries Ltd. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

The Company has filed with the Tokyo stock exchange or provided to shareholders, the following documents in Japanese and prepared English translations. Enclosed please find English translations for the following documents. Please also see Exhibit A for a list of all English documents enclosed.

- Financial results for the fiscal year ended March 31, 2005 as files with the Tokyo Stock Exchange on May 12, 2005.
- An English Translation of the Convocation Notice of the 74th ordinary general meeting of shareholders.

Dlw 8/10

- Consolidated Financial Results for the 1st Quarter of Fiscal 2005 ended June 30, 2005, as filed with the Tokyo Stock Exchange.

The following announcements have been made by the Company. Enclosed please find English translations of the following documents.

- Press Release dated April 21, 2005 and titled "Revision of Performance for Fiscal Year Ended March 31, 2005

- Press Release dated April 25, 2005 and titled "Fuji Heavy Industries Adds the New STI Version to the Subaru Forester Series"

- Revised Mid-Term Business Plan "FDR-1", as announced on May 12, 2005.

- Press Release dated June 16, 2005 and titled "Fuji Heavy Industries Introduces Finely Tuned new Impreza Series".

No English versions or translations have been prepared for the following documents. We have prepared English summaries to these Japanese language documents on Exhibit B, enclosed.

- Annual Securities Report for the fiscal year ended March 31, 2005, as filed with the Kanto Local Finance Bureaus on June 27, 2005.

- Annual Business Report for the fiscal year ended March 31, 2005, as provided to shareholders on June 24, 2005.

- Vehicle Recall Information posted on the Company's website. (http://www.fhi.co.jp/recall/main.htm)

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please do not hesitate to contact me at (81)-3-5251-0232 if you have any questions regarding the enclosed information.

Very truly yours,

Masahisa Ikeda /pfg

Masahisa Ikeda

Enclosures

Exhibit A

English Documents

#		Date Released
1	Press Release "Revision of Performance for Fiscal Year Ended March 31, 2005"	April 21, 2005
2	Press Release "Fuji Heavy Industries Adds the New STI Version to the Subaru Forester Series"	April 25, 2005
3	Brief Announcement of annual financial results for the fiscal year ended March 31, 2005	May 12, 2005
4	Mid-Term Business Plan "FDR-1" Revised	May 12, 2005
5	Convocation Notice of the 74th ordinary general meeting of shareholders (English translation)	June 3, 2005
6	Press Release "Fuji Heavy Industries Finely Tuned New Impreza Series"	June 16, 2005
7	First Quarter Financial Results for the three months ended June 30, 2005, as filed with the Tokyo Stock Exchange	August 3, 2005

April 21, 2005
Fuji Heavy Industries Ltd.

Revision of Performance Projection for Fiscal Year Ended March 31, 2005

Fuji Heavy Industries Ltd. (FHI) has announced the revision of performance projection for Fiscal Year Ended March 31, 2005, which was released at the timing of consolidated basis 3rd quarter financial results announcement on February 14, 2005 and non-consolidated basis 1st half financial results announcement on November 12, 2004 respectively.

1. Consolidated Basis Revision of Performance Projection for Fiscal Year Ended March 31, 2005 (From April 1, 2004 to March 31, 2005)

(Unit : Millions of yen)

	Net sales	Ordinary income	Net income
Previous projection (A)	1,450,000	43,000	28,000
Revised projection (B)	1,450,000	43,000	18,000
Increase and decrease (B-A)	0	0	-10,000
Change of percentage (%)	0.0	0.0	-35.7
Actual results of the previous fiscal year (Ended March 31,2004)	1,439,451	56,614	38,649

2. Non-consolidated Basis Revision of Performance Projection for Fiscal Year Ended March 31, 2005 (From April 1, 2004 to March 31, 2005)

(Unit: Millions of yen)

	Net sales	Ordinary income	Net income
Previous projection (A)	965,000	36,000	14,000
Revised projection (B)	949,500	31,300	2,500
Increase and decrease (B-A)	-15,500	-4,700	-11,500
Change of percentage (%)	-1.6	-13.1	-82.1
Actual results of the previous fiscal year (Ended March 31,2004)	936,911	28,496	19,012

3. Reasons of revisions

Regarding the consolidated basis projection, net sales and ordinary income were as planned.

On the other hand, net sales and ordinary income of non-consolidated basis were revised because of the automotive sales volume decrease and deterioration of sale mixture. This difference was caused as consolidated basis projection was revised at the timing of 3rd quarter financial results release though non-consolidated basis projection was remained since 1st half financial results announcement.

In terms of net income, we have revised the consolidated and non-consolidated projection due to posting loss on valuation of inventory related to the specific project of Aerospace Company and others.

<Factors of net income revision>

(1) Consolidated basis

① Extraordinary loss : Loss on valuation of inventory related the specific project of Aerospace Company and others of FHI 12 billion yen

② Additional tax payment: Increase the tax expense of subsidiary in U.S. 3 billion yen

(2) Non-consolidated basis

① Same as (1)①

② Extraordinary loss: Reserve for devaluation of investment securities of some domestic automotive dealers 3 billion yen

Annual dividend of 9 yen per share, which is the same as the previous fiscal year, is planned to be paid according to the stable dividend policy.

Note: Above-mentioned projections are based on certain assumptions and our management's judgement in light of currently available information, therefore actual results may differ from these projections.

SUBARU

PRESS INFORMATION

2.

Fuji Heavy Industries Adds the New STI Version to the Subaru Forester Series

Tokyo, April 25, 2005 – Fuji Heavy Industries, Ltd. (FHI), a global manufacturer of transportation and aerospace-related products and the maker of Subaru automobiles, today announced the introduction of the new Subaru Forester STI Version in Japan. The new model will be for sale through its Subaru dealerships nationwide beginning on May 6.

Developed as a "pure" sport utility vehicle (SUV) with superb on-road driving performance, the Forester STI Version first debuted in February 2004 and has since enjoyed popularity and high acclaim in Japan. Further embodying the pure SUV concept, the new STI features a 2.5 L, 4-cylinder, DOHC turbo engine – a horizontally opposed boxer engine that provides ample torque and high power output. The model is packaged with a 6-speed manual transmission, 18-inch tires, and a high-performance braking system that incorporates Brembo components. It is accentuated by sporty interior and exterior designs, highlighted by a newly designed front bumper and grille, front bucket seats, as well as a minimum ground clearance of only 170 mm, 30 mm lower than other Forester models.

The Forester STI Version is the newest addition to the Forester series, which has been developed around the basic concept of a *crossover SUV* with the best of both worlds.[1] With dynamic and stylish exterior designs, the Forester has been highly reputed for its outstanding driving performance, striking an uncompromising balance between excellent driving stability and stellar riding comfort.

NOTE 1. Blending the best features of an SUV and a passenger car, the crossover SUV presents a vehicle suited to every driving occasion.


DR-1"
evised
e coming two years)
May 12, 2005
Fuji Heavy Industri td
Presid
Kyoji Ta
SUBARU

Agenda

- Management vision / Review of the past three years
- Revision of the FDR-1 plan
  - Objectives
  - Changes in five areas
    1. Urgent total cost reduction
    2. Restructure product planning
    3. Restructure sales process and network
    4. Increase asset turnover
    5. Leaner corporate structure
- Other matters
- Summary : Revised Target figures

Management Vision

- Small in size, but strong market presence
- Establish a sustainable business model of high profitability with automobiles as core business

Operating Income Ratio of more than 8% and ROA of more than 10% by 2010

Achieving vision

- Innovate with our unique technologies
- Laser focus on investment choices
- Cost reduction to ensure competitive price and profitability
- Automobiles of driving pleasure, with a sense of security and environmental consciousness


Driving Performance
To all customers, by all models, provide:
Driving Pleasure & Sense of Security

Evolution of Subaru's Premium Brand Strategy

Cause of profit decline

1. Overly optimistic sales volume plan
2. Unable to recover additional cost in product development
3. Competition tougher than expected

Urgent need of better balance of volume, cost, and price

Overview of the first three years of FDR-1

Units shortfall and model mix deterioration


FDR-1: 575,000 (units)
FDR-1: 615,000
04 Rev.: 637,000
Actual: 555,421 (units)
Actual: 553,013
Actual: 600,577
Sales 13,723
Sales 14,395
Sales 14,465
FYE Mar. 03
FYE Mar. 04
FYE Mar. 05


Revised
SUBARU

FDR-1 Rev. Objectives for the coming two years

Changes to improve profit

Business Portfolio Overview


Large
Growth Potential
Aerospace
Industrial Products
SUBARU (Japan)
High
Low
Small

FDR-1 Revision

1. Urgent total cost reduction
2. Restructure product planning
3. Restructure sales process and network
4. Increase asset turnover
5. Leaner corporate structure

1. Urgent total cost reduction

Start of TSR (Total cost structure revolution)

<Vehicles under development >

1) Yen 100,000 / unit cost reduction target
   - Increase participation in GM Global Purchasing

2) 30% reduction of tooling and development costs

1. Urgent total cost reduction

Start of TSR (Total cost structure revolution)

<Vehicles in production> Reduction of direct material costs – Results and Plan

Japan prod. -16% in 2 yrs



Reduction Ratio (%)
Japan
(Unit: FY)
'03
'04
'05
'06
'07
0
-5
-10
-15
-20
-25
-30
-35
Target: -10.0%
Actual: -10.56%
Target: -16.0%
CSR-1Target
CSR-1Actual
TSR Target
CSR-1
Post TSR

SIA prod. -13.5% in 2 yrs



Reduction Ration (%)
USA(SIA)
(Unit: CY)
'04
'05
'06
'07
0
-5
-10
-15
-20
-25
-30
Target: -3.0%
Actual: -3.17%
Target: -13.5%
CSR-1Target
CSR-1Actual
TSR Target
CSR-1

Active leveraging of GM Global Purchasing

2. Restructure product planning

1) More market orientation
2) More realistic business cases
3) More platform/component sharing
4) Thorough benchmarking
5) Shorter development time
6) Pursue collaboration with GM advanced engineering

2. Restructure product planning

< Action plans >

1) Export B9 Tribeca from United States
2) Pull ahead the launch of a new mini-car
3) Evolution and sharing of the Legacy platform
4) Co-development of a new crossover vehicle for SAAB
5) Advanced engineering projects:
   Horizontally opposed diesel, hybrid, battery for HEV

Product Portfolio

2005	2006	2007~
◎ Forester	★ New mini-car	★ FMC ★ FMC
	★ B9 Tribeca (JPN, EUR, AUST)	★ New Model
★ B9 Tribeca (USA)		◎ Legacy (USA)
Impreza	◎ Legacy (JPN, EUR, AUST)	

★ FMC/New Model, ◎ Major Face lift

3. Restructure sales process and network - U.S.

1) Appoint new dealers / Strengthen the current network

	2004	2006	Changes
Total dealers	581	608	+27
Exclusive and Separate Showroom Dealers	379	415	+36
%	65%	68%	
Subaru "Signature Facility" Showroom	285	385	+100
%	49%	63%	
Sales unit per outlet	321	371	+16%

Target: 250,000 units with 630 dealers

2) Reorganize SOA's regional responsibility

- Focus on the sunbelt market area

3) Autonomous dealer development organization

3. Restructure sales process and network - Japan

1) Regional block management of dealers and job consolidation

- Utilize "Partner 21" dealer network system
- A regional holding company to consolidate subsidiary dealers

2) Major upgrade in quality of sales and service

- Priority on the customer interface
- Target high ranking in the outside institution's survey

3. Restructure sales process and network - Europe

1) Expansion of Subaru Europe functions

2) More direct involvement with major distributors for stronger sales promotions

3) Competitive pricing by innovative logistics

4) Increase dealers
   <u>974 in 2004 ⇒ 1,140 in 2006 (+ 166)</u>

5) Target new areas: Central and Eastern Europe, CIS

4. Increase asset turnover

By FYE March 2008:

1) Total asset reduction at 10% (Yen 1,357 Bill. at Mar 05)

2) Interest bearing debt reduction at 20% (Yen 412 Bill. at Mar 05)

Actions:

1) Examine effectiveness of asset turnover

2) Inventory reduction through process management

3) Liquidation/divestiture etc.


%of Total Asst and Interest Bearing Debt
100%
80%
60%
40%
20%
0%
SUBARU
Automotive
Total Asset
Interest Bearing Debt

4. Increase asset turnover

1) Revenue and profit increasing

2) Strict focus on capital spending

3) Review business portfolio every year

(million yen / %)

		Aerospace		Industrial Products		[illegible]	
FYE Mar/05	Sales	59,434	-	38,899	-	6,491	-
	Ope. Income	54	0.1%	583	1.5%	-431	-6.6%
FYE Mar/06	Sales	81,610	-	39,200	-	7,260	-
	Ope. Income	2,090	2.6%	620	1.6%	20	0.3%
FYE Mar/07	Sales	82,730	-	39,900	-	9,170	-
	Ope. Income	3,370	4.1%	640	1.6%	60	0.7%
Outlook		Recovering demand in Commercial Business (Boeing, etc.), Increasing sales of Defence Business		Expanding major OEM contracts mainly in US		Securing the top market share of Fuji Mighty	

5. Leaner corporate structure

1) More efficient and effective human resources management and throughout group companies

2) External board member to strengthen corporate governance

3) Tighter internal control / audits

Other matters

1) Dividend policy:
   - Stable through FYE Mar. 2007
   - Consolidated payout ratio afterwards

2) Foreign exchange rate hedging:
   pursuing natural hedges by exports from U.S.

3) Contingency plan in place in case of stronger yen


evised target figures)
SUBARU

FDR-1 Revised plan

Last year's plan

(In 100 Million Yen)

Fiscal Year	Mar.05	Mar.06	Mar.07
Sales	14,700	16,000	17,200
Operating Income	450	680	910
Ordinary Income	470	570	850
Net Income	320	280	480
Depreciation	520	600	660
Cap.-Exp.	820	860	650
R&D	590	610	630
Interesting Bearing Debt	4,100	4,200	4,200
¥/$ Rate	105	105	105

Revised plan

(In 100 Million Yen)

Fiscal Year	Mar. 05 Actual	Mar. 06	Mar.07
Sales	14,465	14,700	15,800
Operating Income	420	310	500
Ordinary Income	436	270	480
Net Income	182	150	270
Depreciation	511	580	650
Cap.-Exp.	853	670	610
R&D	530	555	600
Interesting Bearing Debt	4,122	4,100	4,000
¥/$ Rate	108	105	105

FDR-1 Revised Operating Income plan



-25
-17
-86
-92
117
-45
-34
Material Costs
SG&A expenses and others
Material Costs
420
310
500
108 Yen/$
105 Yen/$
105 Yen/$
Operating Income FYE Mar.05
Operating Income FYE Mar.06
Operating Income FYE Mar.07

FDR-1 Revised Sales Volume Plan


(Units in 000's)
600
21
3
54
Japan
North America
Europe
-1
-3
Australia
Others
-2
597
19
51
Japan
North America
9
Europe
1
Australia
Others
3
654
3
60
FYE Mar.05
FYE Mar.06
FYE Mar.07


Thank you!
SUBARU

Fuji Heavy Industries Ltd.

7-2, Nishi-Shinjuku 1-chome,
Shinjuku-ku, Tokyo

June 3, 2005

Notice of the 74th Ordinary General Meeting of Shareholders

To our shareholders:

You are cordially invited to attend the 74th Ordinary General Meeting of Shareholders of Fuji Heavy Industries Ltd. (the "Company"), to be held as set forth below.

If you do not expect to attend the meeting, you may vote on the propositions by proxy. Please refer to the attached materials, complete the enclosed voting form, indicating your approval or disapproval of each of the propositions in the space provided, affix your seal or signature and return the voting form to the Company by mail.

Sincerely,

Kyoji Takenaka, President and Chief Operating Officer

1. **Date and time of meeting**
   Friday, June 24, 2005; 10:00 am

2. **Place of meeting**
   Park Tower Hall
   7-1, Nishi-Shinjuku 3-chome,
   Shinjuku-ku, Tokyo

3. Agenda

1. Presentation of the Business Report, Balance Sheet and Statement of Income for the 74th Fiscal Period (April 1, 2004 through March 31, 2005), as well as the Purchase of Treasury Stock Pursuant to a Resolution of the Board of Directors Authorized under the Articles of Incorporation

2. Presentation of Consolidated Balance Sheet and Consolidated Income Statement for the 74th Fiscal Year (April 1, 2004 through March 31, 2005), as well as Audit Reports of the Accounting Auditor and the Board of Corporate Auditors for the Consolidated Financial Statements

Propositions to be Voted On

Proposition 1: Approval of the Proposed Appropriation of Retained Earnings for the 74th Fiscal Period

Proposition 2: Election of Seven (7) Directors

Proposition 3: Approval of Retirement Allowances to Retiring Directors

If you attend the meeting in person, please submit your voting form, completed and affixed with your seal or signature, at the reception desk.

INFORMATION RELATING TO EXERCISE OF VOTING RIGHTS

1. Total number of voting rights owned by all the shareholders:

776,452 rights

2. Propositions and information:

Proposition No. 1: Approval of the Proposed Appropriation of Retained Earnings for the 74th Fiscal Period

In order to strengthen the Company's financial position and taking into consideration future business development, it is hereby proposed that retained earnings for the period under review be appropriated as described below. With regard to the year-end dividend for the period under review, it is hereby proposed that a dividend of ¥4.5 per share be paid, resulting in a full-year dividend for the period of ¥9 per share, including the interim dividend paid.

Proposed appropriation of retained earnings

(Yen)

Contents	Amount
Unappropriated retained earnings at end of the year	85,245,151,675
Total:	85,245,151,675
To be appropriated as follows:	
Dividends to shareholders (¥4.5 per share)	3,507,767,829
Directors' bonuses	54,800,000
(Corporate Auditors)	(7,000,000)
Retained earnings to be carried forward	81,682,583,846

(Notes) Cash dividend for Fiscal 2004 is ¥9 per share, which includes interim dividend of ¥4.5 per share.

Proposition No. 2: Election of Seven (7) Directors

The terms of office of Directors, eight in all, will expire at the close of this Ordinary General Meeting of Shareholders. It is hereby proposed that seven Directors be elected.

The candidates for Directors are as follows.

Troy A Clarke, candidate for the position of Director, meets the requirements for outside Director as per Article 188, Section 2-7-2 of the Commercial Code.

No.	Name (Date of birth)	Brief history		Number of shares of the Company held by candidate
1.	Kyoji Takenaka (November 28, 1946)	Apr. 1969	Joined the Company	97,000 shares
		June 1988	Staff General Manager of Product Planning Office	
		Feb. 1991	Staff General Manager of Product Planning Division	
		July 1995	Project General Manager (PLEO) of Subaru Development & Engineering Division	
		June 1999	Vice President, Project General Manager (PLEO) of Product Planning Office, and General Manager of Special Version Development Department	
		Apr. 2000	Vice President, Senior General Manager of Corporate Planning Division, and General Manager of Alliance Promotion Office	
		June 2001	Senior Vice President, Senior General Manager of Corporate Planning Division, and General Manager of Alliance Promotion Office	
		June 2001	President and Chief Operating Officer Representative Director of the Board (present post)	
2.	Hiroshi Suzuki (May 27, 1942)	Apr. 1966	Joined The Industrial Bank of Japan, Ltd.	33,000 shares
		June 1986	Deputy General Manager, London Branch, The Industrial Bank of Japan, Ltd.	
		June 1991	General Manager, Hong Kong Branch, The Industrial Bank of Japan, Ltd.	
		June 1994	Director and General Manager, Corporate Banking Department No.7., The Industrial Bank of Japan, Ltd.	

No.	Name (Date of birth)	Brief history	Number of shares of the Company held by candidate
		June 1997 Managing Director, The Industrial Bank of Japan, Ltd. June 1999 Managing Director and Executive Officer, The Industrial Bank of Japan, Ltd. June 2001 Joined the Company Director of the Board and Executive Vice President June 2004 Representative Director of the Board and Senior Executive Vice President (present post)	
3.	Takao Tsuchiya (August 27, 1943)	Apr. 1967 Joined the Company Jan. 1990 Project General Manager (LEGACY), Product Planning & Management Division July 1995 Staff General Manager of Product Planning Department, Subaru Development Division June 1997 Director and General Manager of Engineering Management Department June 1999 Vice President, Senior General Manager of Subaru Development and Engineering Division, and General Manager of the Engineering Administration Department and Chassis Design Department Apr. 2000 Senior Vice President and Senior General Manager of Subaru Engineering Division June 2003 Director of the Board and Corporate Executive Vice President Apr. 2005 Director of the Board, Corporate Executive Vice President, and Chief General Manager of Subaru Product & Portfolio Planning Division (present post)	21,200 shares
4.	Shunsuke Takagi (October 28, 1946)	Apr. 1969 Joined the Company Apr. 1991 Deputy General Manager of Budget & Accounting Department Apr. 1994 Staff General Manager of Corporate Planning Department June 1999 Vice President and General Manager of General Administration Department and Real Estate Department	25,060 shares

No.	Name (Date of birth)	Brief history	Number of shares of the Company held by candidate
		Apr. 2000 Vice President and General Manager of Human Resources Department, General Administration Department, and Real Estate Department June 2001 Senior Vice President and General Manager of Finance & Accounting Department June 2003 Director of the Board and Corporate Executive Vice President Apr. 2005 Director of the Board, Corporate Executive Vice President,and Chief General Manager of Strategy Development Division (present post)	
5.	Kiyoshi Inoh (November 22, 1944)	Apr. 1968 Joined the Company June 1991 Deputy General Manager of Personnel Department June 1992 General Manager of Sales Planning Department, Domestic Sales Division June 1995 General Manager of Personnel Department June 1998 Director and General Manager of Personnel Department June 1999 Vice President and General Manager of Personnel Department Apr. 2000 Senior Vice President and Chief General Manager of Bus Manufacturing & House Prefabricating Division June 2002 Corporate Senior Vice President of FHI Group Management Planning Unit (Subaru Automotive Business Unit), Chief General Manager of Subaru Strategy Development Division, and General Manager of Business Strategy Office June 2003 Corporate Executive Vice President and Chief General Manager of Subaru Strategy Development Division Oct. 2003 Corporate Executive Vice President and Chief General Manager of Strategy Development Division	18,000 Shares

No.	Name (Date of birth)	Brief history		Number of shares of the Company held by candidate
		Apr. 2005	Corporate Executive Vice President and Chief General Manager of Subaru Japan Sales & Marketing Division (present post)	
6.	Hiroshi Komatsu (May 7, 1945)	Apr. 1968	Joined the Company	12,000 shares
		June 1991	General Manager of 2nd Power Unit Development department, Subaru Engineering Division	
		Nov. 1997	General Manager of Design Quality Control Department, Subaru Development Division	
		June 1999	Vice President, Senior General Manager of Quality Assurance Division, and General manager of Quality Planning Department	
		June 2001	Vice President, Senior General Manager of Quality Assurance Division, and General manager of Quality Planning Department	
		June 2003	Corporate Executive Vice President and President of Industrial Products Company	
		Apr. 2005	Corporate Executive Vice President, Chief General Manager of Subaru Manufacturing Division	
7.	Troy A. Clarke (May 10, 1955)	Aug. 1973	Joined General Motors Corp.	0 shares
		June 2002	Executive Vice President of General Motors Corp.	
		June 2004	Executive Vice President of General Motors Corp. and President of General Motors Asia Pacific (PTE) Director of the Board, the Company (present post)	
		○	President, General Motors Asia Pacific (PTE)	

(Note) 1. The mark "○" shows the company name and title when the candidate represents any company other than the Company.

2. General Motors Asia Pacific (PTE) Ltd. is an integrated manufacturing and sales company for GM cars in Asia, and has a competitive relations with the Company

Proposition No. 3: Approval of Retirement Allowances to Retiring Directors

It is hereby proposed that retirement allowances be granted to Directors, Messrs. Hideo Wada, Koichi Arasawa and Hiroyuki Nakatsubo, who will retire at the close of this Ordinary General Meeting of Shareholders, in appreciation of services rendered by them while in office, within the extent of a reasonable amount in accordance with the established standards of the Company according and that determination of the actual amount, the time and method of presentation, etc. be left to resolution of the Board of Directors in respect of the retiring Directors.

The brief histories of the retiring Directors are as follows:

Name	Brief history	
Hideo Wada	June 2001	Director of the Board, Executive Vice President, and Chief General Manager of Subaru Sales & Marketing Division
	June 2003	Representative Director of the Board and Senior Executive Vice President (present post)
Koichi Arasawa	July 2001	Director of the Board, Executive Vice President, and Chief General Manager of Quality Assurance Division
	June 2003	Director of the Board and Corporate Executive Vice President
	Apr. 2005	Director of the Board (present post)
Hiroyuki Nakatsubo	June 2003	Director of the Board and Corporate Executive Vice President
	Apr. 2005	Director of the Board (present post)

- END -

SUBARU **PRESS INFORMATION** (6)

Fuji Heavy Industries Introduces Finely Tuned New Impreza Series

Tokyo, June16, 2005 – Fuji Heavy Industries, Ltd. (FHI), a global manufacturer of transportation and aerospace-related products and the maker of Subaru automobiles, today announced the nationwide sales launch of its new Subaru Impreza series at Subaru dealerships throughout Japan.

The new Impreza has raised its product appeal by redefining its sporty looks and the drivability inherent to this model. Quality feel has been further enhanced while functionality has also been augmented in the newly designed front bumper, grille, and headlights, as well as in other interior and exterior design changes.

The Impreza WRX STI now boasts a maximum engine torque of 422 Nm (43.0 kg/m), nearly perfecting its already outstanding performance and drivability. The model also features an improved version of the driver's control center differential (DCCD), an electronically controlled All Wheel Drive (AWD) system that adds a torque-sensitive, mechanical limited-slip differential (LSD). Balancing high levels of maneuverability and stability, it embodies driving pleasure. Impreza's exterior designs have been made more fully aerodynamic, in recognition of its participation in high-speed rally events and motor sport activities.

Since 2003 FHI has been strengthening its support of the Subaru World Rally Team (SWRT), which takes part in the FIA World Rally Championship (WRC). FHI and SWRT have been closely working to improve on vehicle performance in rallying, to accumulate know-how with the feedback from rallying experience, and to apply that know-how and technology to the production of the Impreza base model.

-

Outline of Financial Results for the 1st Quarter of Fiscal 2006 (Consolidated)

Aug.3, 2005

For Immediate Release

Company Name:	Fuji Heavy Industries Ltd. (Code No.: 7270: Tokyo Stock Exchange First Section) (URL: http: //www.fhi.co./jp/fina/index.html)
Representative:	Mr. Kyoji Takenaka, President and CEO
Contact for Inquiries:	Mr. Shunji Yonekura, General Manager of Administration Department TEL (03) 3347-2005

1. Basis for preparation of financial results of this quarter

I. **Adoption of simplified accounting practices: Yes**
Income taxes are calculated using a simplified accounting method.

II. **Accounting change from prior year: No**

III. **Changes in scope of consolidation and application of the equity method: No**

2. Performance in the 1st Quarter of Fiscal 2006 (from April 1, 2005 to June 30, 2005)

Note that all amounts have been rounded off to the nearest million yen, unless otherwise specified

(1) Consolidated Results of Operations

(Unit: Millions of yen, except for per share figures)

	Net sales		Operating income		Ordinary income		Net income	
1st Quarter of FY 2006	¥299,948	(-2.5%)	¥1,152	(-)	¥423	(-82.9%)	(¥1,177)	(-)
1st Quarter of FY 2005	¥307,543	(8.5%)	¥12	(-99.9%)	¥2,479	(-78.9%)	¥619	(-89.7%)
Fiscal 2005	¥ 1,446,491	-	¥ 42,017		¥ 43,572	-	¥ 18,238	-

	Net income per share, basic (Yen)	Net income per share, diluted (Yen)
1st Quarter of FY 2006	(¥ 1.51)	(¥ 1.51)
1st Quarter of FY 2005	¥ 0.80	¥ 0.80
Fiscal 2005	¥ 23.27	¥ 23.27

Note: Percentage figures in the net sales, operating income, ordinary income and net income columns represent changes from prior 1st quarter period.

Qualitative Data on the Progress of Consolidated Operating Results

Consolidated net sales for the first quarter fell 7.6 billion yen, or 2.5 percent, to 299.9 billion yen due to factors such as the end of consignment production by the US manufacturing subsidiary (Subaru of Indiana Automotive Inc.) and a decline in the number of units sold in Japan, despite solid performance in Europe and Australia.

Although there were detracting factors such as a deterioration of the model mix, a reduction in expenses led to an operating income of 1.2 billion yen, up 1.1 billion yen year on year. However, ordinary income fell to 400 million yen, down 2.1 billion yen, or 82.9 percent, due to an increase in derivative write-downs. The company posted a net loss of 1.2 billion yen after taxation effects, down from the 600 million yen profit posted for the same period in the previous year.

(2) Financial Position

(Unit: Millions of yen, except for per share figures)

	Total assets	Shareholders' equity	Shareholders' equity to total assets (%)	Shareholders' equity per share (Yen)
1st Quarter of FY 2006	¥1,368,664	¥467,972	34.2 %	¥600.35
Fiscal 2005	¥1,357,459	¥471,149	34.7 %	¥604.51

Qualitative Data on the Progress of Consolidated Financial Condition

Total assets at the end of the first quarter rose to 1,368.7 billion yen, up 11.2 billion yen compared to the end of the previous consolidated fiscal year. The main factor behind this was a rise in inventory assets, etc. due to increased inventory for the high-demand season in the automotive business.

Liabilities increased to 897.3 billion yen, up 14.4 billion yen compared to the end of the previous consolidated fiscal year. The main cause of this was an increase in current liabilities, etc.

Shareholders' equity fell to 468 billion yen, down by 3.2 billion yen compared to the end of the previous consolidated fiscal year. The main cause of this was a decrease in retained earnings, etc. resulting from the payment of dividends.

[Reference]

Projections for Fiscal 2006 (From April 1, 2005 to March 31, 2006)

Unchanged from the latest forecast (announced on May 12, 2005)

The above projections are made based on available information and assumptions as of Aug. 3, 2005, and are subject to the uncertainties of future operations. Therefore, actual results could differ materially from those anticipated.

[Consolidated Financial Statements]

(1) Summary of Consolidated Balance Sheets

(Unit: Millions of yen)

	1st Quarter of 2006 (as of June 30, 2005)	Fiscal 2005 (as of March 31, 2005)	Changes Increase/(Decrease)
ASSETS			
Current assets	**656,612**	**649,070**	**7,542**
Cash and time deposits	36,095	40,742	(4,647)
Notes and accounts receivable, trade	94,244	116,278	(22,034)
Marketable securities	101,320	87,003	14,317
Inventories	208,269	175,087	33,182
Short-term loans	112,496	128,202	(15,706)
Deferred tax assets	32,770	34,859	(2,089)
Other	72,644	68,158	4,486
Allowance for doubtful accounts	(1,226)	(1,259)	33
Fixed assets	**712,052**	**708,389**	**3,663**
Property, plant and equipment, net	**543,919**	**543,726**	**193**
Buildings and structures	129,462	129,376	86
Machinery, equipment and vehicles	181,034	183,946	(2,912)
Land	171,776	170,809	967
Construction in progress	12,344	12,891	(547)
Other	49,303	46,704	2,599
Intangible assets	**42,759**	**43,211**	**(452)**
Investments and other assets	**125,374**	**121,452**	**3,922**
Investment securities	67,615	71,114	(3,499)
Long-term loans	7,268	5,976	1,292
Deferred tax assets	30,140	24,481	5,659
Other	23,102	22,632	470
Allowance for devaluation of investments	(41)	(41)	-
Allowance for doubtful accounts	(2,710)	(2,710)	(0)
Total assets	**1,368,664**	**1,357,459**	**11,205**

	1st Quarter of 2006 (as of June 30, 2005)	Fiscal 2005 (as of March 31, 2005)	Changes Increase/(Decrease)
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities	**642,631**	**610,311**	**32,320**
Notes and accounts payable, trade	187,756	190,790	(3,034)
Short-term borrowings	213,865	220,295	(6,430)
Commercial paper	28,000	22,000	6,000
Current portion of bonds	30,300	10,300	20,000
Accrued income taxes	9,185	8,872	313
Accrued expenses	77,265	74,326	2,939
Accrued bonus	23,148	15,277	7,871
Accrued warranty claims	21,265	20,490	775
Other	51,847	47,961	3,886
Long-term liabilities	**254,622**	**272,532**	**(17,910)**
Bonds	80,500	100,500	(20,000)
Long-term debts	59,771	59,095	676
Deferred tax liabilities on revaluation of land	478	478	-
Accrued pension and severance liability	60,731	59,002	1,729
Accrued directors' severance and retirement benefits	912	1,150	(238)
Consolidation adjustments	11,653	12,352	(699)
Other	40,577	39,955	622
Total liabilities	**897,253**	**882,843**	**14,410**
Minority interest in consolidated subsidiaries	**3,439**	**3,467**	**(28)**
Shareholders' equity			
Common stock	**153,795**	**153,795**	**-**
Capital surplus	**160,071**	**160,071**	**-**
Retained earnings	**173,243**	**178,022**	**(4,779)**
Revaluation reserve for land	**421**	**421**	**-**
Net unrealized holding gains on securities	**14,573**	**16,945**	**(2,372)**
Translation adjustments	**(31,897)**	**(35,874)**	**3,977**
Less treasury stock, at cost	**(2,234)**	**(2,231)**	**(3)**
Total shareholders' equity	**467,972**	**471,149**	**(3,177)**
Total liabilities and shareholders' equity	**1,368,664**	**1,357,459**	**11,205**

(2) Summery of Consolidated Statements of Income

(Unit: Millions of yen)

	1st Quarter of FY 2006 (ended June 30 ,2005)	1st Quarter of FY 2005 (ended June 30 ,2004)	Changes Increase/(Decrease)		Fiscal 2005 (ended March 31 ,2005)
	Amount	Amount	Amount	%	Amount
Net sales	**299,948**	**307,543**	**(7,595)**	**(2.5)**	**1,446,491**
Cost of sales	231,069	235,819	(4,750)	(2.0)	1,107,718
Gross profit	68,879	71,724	(2,845)	(4.0)	338,773
Selling, general and administrative expenses	67,727	71,712	(3,985)	(5.6)	296,756
Operating income	**1,152**	**12**	**1,140**	-	**42,017**
Non-operating income	**3,366**	**4,972**	**(1,606)**	**(32.3)**	**14,096**
Interest and dividends income	1,055	717	338	47.1	2,393
Amortization of consolidation adjustments	700	1,836	(1,136)	(61.9)	6,868
Other	1,611	2,419	(808)	(33.4)	4,835
Non-operating expenses	**4,095**	**2,505**	**1,590**	**63.5**	**12,541**
Interest expenses	726	578	148	25.6	2,437
Loss on revaluation of derivatives	2,375	419	1,956	466.8	3,132
Other	994	1,508	(514)	(34.1)	6,972
Ordinary income	**423**	**2,479**	**(2,056)**	**(82.9)**	**43,572**
Extraordinary gains	**37**	**270**	**(233)**	**(86.3)**	**2,261**
Gain on sale of fixed assets	4	50	(46)	(92.0)	1,417
Gain on sale of investment securities	33	220	(187)	(85.0)	541
Other	-	-	-	-	303
Extraordinary losses	**259**	**476**	**(217)**	**(45.6)**	**24,767**
Loss on sale and disposal of fixed assets	259	476	(217)	(45.6)	6,169
Loss on devaluation of inventories	-	-	-	-	8,122
Loss on compensation to suppliers	-	-	-	-	4,174
Loss on discontinued operations	-	-	-	-	3,467
Other	-	-	-	-	2,835
Income before income taxes and minority interest	201	2,273	(2,072)	(91.2)	21,066
Tax expense	1,397	1,662	(265)	(15.9)	2,649
Minority interest in income of consolidated subsidiaries	-	-	-	-	179
Minority interest in loss of consolidated subsidiaries	19	8	11	137.5	-
Net income	**(1,177)**	**619**	**(1,796)**	-	**18,238**

(3) Segment Information

[Business segment information]

1st Quarter of FY2006 (from April 1, 2005 to June 30, 2005) (Unit: Millions of yen)

	Automobiles	Industrial products	Aerospace	Other	Total	Elimination and corporate	Consolidated total
I. Sales and operating income (loss)							
Sales							
(1) Outside customer	270,802	11,757	14,378	3,011	299,948	-	299,948
(2) Inter-segment	916	46	9	672	1,643	(1,643)	-
Total sales	271,718	11,803	14,387	3,683	301,591	(1,643)	299,948
Operating cost and expense	271,618	11,648	13,756	3,675	300,697	(1,901)	298,796
Operating income (loss)	100	155	631	8	894	258	1,152

1st Quarter of FY2005 (from April 1, 2004 to June 30, 2004) (Unit: Millions of yen)

	Automobiles	Industrial products	Aerospace	Other	Total	Elimination and corporate	Consolidated total
I. Sales and operating income (loss)							
Sales							
(1) Outside customer	278,136	10,740	13,731	4,936	307,543	-	307,543
(2) Inter-segment	892	92	12	735	1,731	(1,731)	-
Total sales	279,028	10,832	13,743	5,671	309,274	(1,731)	307,543
Operating cost and expense	278,693	10,918	13,907	5,867	309,385	(1,854)	307,531
Operating income (loss)	335	(86)	(164)	(196)	(111)	123	12

[Segment information by geographic area]

1st Quarter of FY2006 (from April 1, 2005 to June 30, 2005) (Unit: Millions of yen)

	Japan	North America	Other	Total	Elimination and corporate	Consolidated total
I. Sales and operating income (loss)						
Sales						
(1) Outside customer	186,331	109,619	3,998	299,948	-	299,948
(2) Inter-segment	59,249	528	86	59,863	(59,863)	-
Total sales	245,580	110,147	4,084	359,811	(59,863)	299,948
Operating cost and expense	239,151	113,747	3,992	356,890	(58,094)	298,796
Operating income (loss)	6,429	(3,600)	92	2,921	(1,769)	1,152

1st Quarter of FY2005 (from April 1, 2004 to June 30, 2004) (Unit: Millions of yen)

	Japan	North America	Other	Total	Elimination and corporate	Consolidated total
I. Sales and operating income						
Sales						
(1) Outside customer	190,286	113,443	3,814	307,543	-	307,543
(2) Inter-segment	64,098	393	87	64,578	(64,578)	-
Total sales	254,384	113,836	3,901	372,121	(64,578)	307,543
Operating cost and expense	248,572	120,793	3,780	373,145	(65,614)	307,531
Operating income	5,812	(6,957)	121	(1,024)	1,036	12

[Overseas sales]

1st Quarter of FY2006 (from April 1,2005 to June 30, 2005)

(Unit: Millions of yen)

	North America	Europe	Other	Total
Overseas sales	118,499	23,369	28,876	170,744
Consolidated net sales				299,948
Percentage of overseas sales over consolidated sales (%)	39.5%	7.8%	9.6%	56.9%

1st Quarter of FY2005 (from April 1, 2004 to June 30, 2004)

(Unit: Millions of yen)

	North America	Europe	Other	Total
Overseas sales	126,577	20,643	23,751	170,971
Consolidated net sales				307,543
Percentage of overseas sales over consolidated sales (%)	41.2%	6.7%	7.7%	55.6%

SUBARU

<Reference for the 1st Quarter of FY2006 Consolidated Financial Results>

August 3,2005
Fuji Heavy Industries Ltd.

(In 100 millions of yen) (in thousands of units)	ACTUAL RESULTS 1st Quarter of FY 2005 Apr.2004 to Jun.2004	ACTUAL RESULTS 1st Quarter of FY 2006 Apr.2005 to Jun.2005		FORECAST FY2006 Apr.2005 to Mar.2006	
Net Sales	3,075	2,999	(2.50) %	14,700	1.60 %
Domestic	1,366	1,292	(5.40) %	6,472	3.20 %
Overseas	1,710	1,707	(0.10) %	8,228	0.40 %
Margin Percentage	0.0%	0.4%		2.1%	
Operating income	0	12	—	310	(26.20) %
Margin Percentage	0.8%	0.1%		1.8%	
Ordinary income	25	4	(82.90) %	270	(38.00) %
Margin Percentage	0.2%	(0.4) %		1.0%	
Net income	6	-12	—	150	(17.80) %
Analysis of increase/decrease in operating income		**Gain factors** Decrease of expenses and others 45 Decrease in R&D expenses 28 Reduction in costs 22 **Loss factors** 74 Decrease in sales mix 9 Foreign exchange		**Gain factors** Reduction in costs 110 **Loss factors** 92 Decrease in sales mix 86 Foreign exchange 25 Increase in R&D expenses 17 Increase of expenses and others	
Exchange rate YEN/US$	110	107		105	
Capital investment	—	95		670	
Depreciation and amortization	—	125		580	
R&D expenses	123	96		555	
Interest bearing debt	4,072	4,124		4,100	
Performance of operation		Net sales to decrease Net income to decrease		Net sales to increase Net income to decrease Best net sales	
Domestic sales units	54	50	(8.7) %	251	(1.3) %
Small Cars	20	19	(7.9) %	107	3.3 %
Minicars	34	31	(9.3) %	143	(4.5) %
Overseas sales units	67	71	4.8 %	331	1.0 %
North America	44	43	(2.3) %	219	4.3 %
Europe	11	12	11.3 %	58	(4.7) %
Others	12	16	24.5 %	54	(4.8) %
Total sales units	122	120	(1.3) %	582	0.0 %
SIA Isuzu SUVs units	6	0	—	0	—

*Figures of Total Sales are the sum of retail sales units of the Japanese subsidiary dealers, wholesale units of the overseas subsidiary distributors, and wholesale units of FHI to other distributors/dealers.

Exhibit B

Summaries in English

No English versions or translations have been prepared for the below listed documents, and therefore, we have prepared English summaries to these Japanese language documents below:

1. Annual Securities Report for the fiscal year ended March 31, 2005, as filed with the Kanto Local Finance Bureaus on June 27, 2005, which includes:

- Corporate information
  - A. Corporate overview
    1. Five-year history of changes in major business indices
    2. History of the company and its associated companies
    3. Overview of business
    4. Affiliated companies
    5. Employee information
  - B. Business
    1. Discussion of business results
    2. Production, orders and sales
    3. Management issues
    4. Risk factors
    5. Material contracts
    6. Research and development
    7. Discussion and analysis of financial condition and results of operation
  - C. Capital assets
    1. Overview of capital expenditure
    2. Important capital assets
    3. Plans for new construction projects and disposition of facilities
  - D. Company information
    1. Share information
       - a. Total number of shares
       - b. Stock acquisition rights
       - c. Number of shares outstanding, changes in capital stock
       - d. Shareholder information
       - e. Major shareholders
       - f. Voting rights
       - g. Stock options
    2. Treasury stocks

3. Dividend policy
4. Changes in share price
5. Directors and corporate auditors
6. Corporate governance

E. Financial Information and Independent Auditors' Report
   1. Consolidated Financial Statements
      a. Consolidated Financial Statements
      b. Others
   2. Non-consolidated Financial Statements
      a. Non-consolidated Financial Statements
      b. Major Assets and Liabilities
      c. Others

F. Share handling information

G. Reference materials

H. Information of Guaranty Company and Others (including Independent Auditors' Report)

2. Annual Business Report for the fiscal year ended March 31, 2005, as provided to shareholders on June 24, 2005, which includes:

A. Message to shareholders from CEO
B. Business overview & business results
C. Business report for each business segment
D. Revised FDR-1(Fuji Dynamic Revolution-1)
E. New products
F. Consolidated balance sheets
G. Consolidated statements of income
H. Consolidated statements of cash flows
I. Activity report
J. Non-consolidated balance sheet
K. Non-consolidated statements of income
L. Appropriation of earnings
M. Share information
N. Directors and corporate auditors

3. Vehicle Recall Information posted on the company's website: (http://www.fhi.co.jp/recall/main.htm)

- Fuji Heavy Industries Ltd. reported recalls of Legacy due to defective caulking for supporting point of rear door handle to the Ministry of Land, Infrastructure and Transportation on July 6, 2005